June 12, 2012

VIA FAX and EDGAR

Mr. Larry Spirgel

Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Discovery Communications, Inc. Form 10-K for the Year Ended December 31, 2011 Filed February 17, 2012 File Number: 1-34177

Dear Mr. Spirgel:

Set forth below is Discovery Communications, Inc.'s ("Discovery" or the "Company") response to the Securities and Exchange Commission Staff's ("SEC" or the "Staff") comment given by letter, dated May 29, 2012 (the "Comment Letter"), regarding the Company's Annual Report on Form 10-K for the year ended December 31, 2011.

Comment:

We refer to your 2012 first quarter earnings call. You indicate that on your year-end call, you highlighted some of the elements that contributed to your success a year ago, from a strengthened program library that capitalized on a robust global ad market and a growing demand for content across emerging distribution platforms to the opportunities you are exploiting across your international asset base. You further indicate that as evidenced by your first quarter results, these drivers remain firmly in place. You also highlight some of the initiatives that you expect will contribute to sustained and operating momentum throughout the remainder of 2012. In this regard, please consider expanding in future filings your overview section of the MD&A to provide a discussion of the drivers that have contributed and continue to contribute to your market share growth worldwide. To the extent possible, please consider discussing whether you expect this growth to be sustained in the future. Refer to Section 501.12.a of the Financial Reporting Releases.

Response:

We note the Staff's comment and would like to point out the disclosures included in the "Business Overview - International Networks" section of the Management's Discussion and Analysis of Financial Condition and Results of Operations included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed on May 8, 2012. These disclosures address international television markets, including the dependence of advertising revenue on a number of factors, including subscriber and viewership numbers and the maturity of specific pay television markets potentially impacting growth in those markets. In our future filings, we will consider additional disclosures regarding material drivers that have contributed and are expected to continue to contribute to Discovery's market share growth and whether we expect that this growth will be sustained in the future.

* * * *

The Company acknowledges that we are responsible for the adequacy and accuracy of the disclosure in our filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding these matters, please contact me at (240) 662-7579.

Discovery Communications, Inc.

/s/ Thomas R. Colan

Thomas R. Colan

Executive Vice President

and Chief Accounting Officer

cc: David M. Zaslav, President and Chief Executive Officer, Discovery Communications, Inc.

Andrew Warren, Senior Executive Vice President and Chief Financial Officer, Discovery Communications, Inc.

Bruce Campbell, Senior Executive Vice President, Chief Development Officer and General Counsel, Discovery Communications, Inc.

Rudy Licciardi, Partner, PricewaterhouseCoopers LLP